OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

STEPHEN I. CHAZEN

SENIOR EXECUTIVE VICE PRESIDENT

AND

CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facimile	(310) 443-6812

May 3, 2007

Via Facsimile and U.S. Mail

Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-0405

Attention:	Ms. Jill S. Davis Branch Chief Division of Corporation Finance
	Re:	Occidental Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 Response Letter Dated April 4, 2007 File No. 1-09210

Dear Ms. Davis:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your April 19, 2007 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2006 Form 10-K. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Occidental Response to SEC Letter Page 2 of 5	May 3, 2007

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1.

You cite a number of fields but include very little production and no reserve information by field other than Elk Hills. Please revise your document to include the information required for extractive enterprises for individual properties. See Item 102 of Regulation S-K.

Response to Comment 1

Regulation S-K, Item 102 Instruction #3 states in part that “In the case of an extractive enterprise, material information shall be given as to production, reserves, locations, development and the nature of the registrant's interest. If individual properties are of major significance to an industry segment: (A) More detailed information concerning these matters shall be furnished....”

The company’s discussion of its domestic operations in the MD&A is organized by the location of each of its properties. For its international operations, the company’s discussion of properties focuses on its oil and gas interests in each country.

The company uses these classifications for its properties and does not report more detailed information, specifically reserve information, for the following reasons. The property discussion used in the MD&A matches the structure of the company’s business units. The business units’ performance is based on how well they manage the properties in the business unit, which is also the way information is reported to management. For example, even though the company’s Permian Basin properties are spread over a large area in southwest Texas and southeast New Mexico, the company views its Permian Basin properties as a single unit and it has a single management team to oversee them. The company discloses production and reserve information for the Elk Hills field because it is its single largest property and no other individual property is of major significance to the company’s oil and gas segment. Also, the company believes that the information about field names or individual property locations would not be recognizable to most readers of the financial statements and would not be a meaningful disclosure.

The company discloses reserve information in several sections of its 2006 Form 10-K, including in a table on page 3, in the Business Review section of its MD&A on pages 11 to 14 and in the Supplemental Oil and Gas Information on pages 81 and 82. Footnote (d) to the table on page 3 discloses that proved reserves associated with its production sharing contracts in the Middle East/North Africa region totaled 486 million BOE at year-end. The company also notes in this footnote that reserves from PSC-type contracts in the United States totaled 119 million BOE (6% of total U.S. proved reserves) at year-end. As specified on page 12, the PSC-type contracts in the United States refer to only

Occidental Response to SEC Letter Page 3 of 5	May 3, 2007

the THUMS and Tidelands properties. On pages 11 to 14, the Business Review section of the MD&A discloses reserve information for the company’s most significant properties by location. Specifically, year-end proved reserve information is disclosed for the following: Elk Hills of 484 million BOE (24% of total U.S. proved reserves), Permian Basin of 1.2 billion BOE (57% of total U.S. proved reserves), Vintage California of 128 million BOE (6% of total U.S. proved reserves), Dolphin Project of 265 million BOE and the Russia joint venture of 33 million BOE. This disclosed reserve information comprises approximately 72 percent of Occidental’s total worldwide proved reserves. The largest location that is not separately disclosed on pages 11 to 14 comprises less than 7% of the company’s total worldwide proved reserves. The tables on page 81 and 82 also list reserve information by the company’s major regions of oil and gas operations.

The company also discloses production information in several sections of its 2006 Form 10-K, including in a table on page 3, in the Business Review section of its MD&A on pages 11 to 14, in its Oil and Gas segment information table on page 18 and in the Supplemental Oil and Gas Information on page 87. The company provides the most detailed information on pages 11-14 where it discloses detailed production information for every one of its properties.

Based on the above, the company believes that its existing disclosure of production and reserve information in its Form 10-K meets the requirements of Regulation S-K, Item 102.

Middle East/North Africa, page 12

Dolphin Project, page 12

2.

You indicate that you have booked about one-half the total proved reserves booked as proved to date as proved developed non-producing reserves. Please tell us when these reserves were first booked as proved and the circumstances as to why you booked these reserves as proved developed.

Response to Comment 2

The company’s investment in the Dolphin Project was acquired in 2002 and includes a 24.5 percent undivided interest in the assets and liabilities associated with a Development and Production Sharing Agreement (DPSA) with the Government of Qatar to develop and produce natural gas and condensate in Qatar’s North Field for 25 years from the start of production, with a provision to request a 5-year extension. In 2003, Dolphin Energy signed two 25-year contracts to supply natural gas to two entities in the UAE. In 2005, a third supply contract was signed by Dolphin Energy. As disclosed in the company’s Form 10-K for the respective years, the company had recorded cumulative net proved undeveloped reserves for the Dolphin Project of 107 million BOE at December 31, 2003, 157 million BOE at December 31, 2004 and 250 million BOE at December 31, 2005. At

Occidental Response to SEC Letter Page 4 of 5	May 3, 2007

December 31, 2006, the company had 265 million BOE of proved reserves which it expects to produce by a dual platform development with 24 wells and with contractual commitments made prior to the end of 2006. At December 31, 2006, all 12 wells on one of the platforms were perforated and stimulated. In addition, two trains at the processing plant were essentially complete, providing processing capability for the gas from this platform. Accordingly, in 2006 the company moved 133 million BOE of reserves to proved developed non-producing, which represented approximately 50% of the company’s total net proved reserves currently recognized for the project. When the well completion work is done for the second platform and the entire processing plant is completed in 2007, the company will move the remaining reserves to proved developed. Production is expected to begin in mid-2007.

Standardized Measure of Discounted Future Net Cash Flows, page 83

3.

Reconcile for us the fact that you report in 2006 for the United States your operating costs were $12.83 per BOE of production but in SMOG your future operating costs for the United States calculates to about $23.88 per BOE of U.S. reserves.

Response to Comment 3

The 2006 United States production costs per BOE of $12.83 are reported in the Results per Unit of Production table on page 77 of the company’s Form 10-K. Also, included in that table are other operating expenses per BOE of $3.06. Accordingly, the 2006 United States operating costs consisting of production and other operating expense per BOE are $15.89. The Standardized Measure of Discounted Future Net Cash Flows (SMOG) table on page 83 of the company’s Form 10-K notes production costs and other operating expenses for the United States as $49,797 million which corresponds to approximately $23.88 per BOE of proved reserves.

The future operating costs calculation per BOE of $23.88 in SMOG is higher than the 2006 operating costs reported in the Results Per Unit of Production of $15.89 primarily because production is expected to decline faster than future operating costs, thus, increasing the cost per BOE over the life of the proved reserves. For example, for purposes of the SMOG disclosures, the 2006 United States production of 134 million BOEs is reduced in five years to 108 million BOEs, for a reduction of 19%. The 2006 United States operating costs of $2,126 million are similarly reduced to $2,010 million in five years – a smaller percentage decrease of 5%. A large portion of the United States operating costs such as infrastructure, well maintenance, water handling, gas plants, and overhead are not proportionally variable with production changes and can generally be eliminated only when a reservoir becomes uneconomical to produce. The company’s domestic oil and gas operations comprise long-lived properties, which will continue to be economically produced over time, based on 2006 year-end prices, albeit at lower cash margins and higher operating cost per BOE. Further, the SMOG disclosures are limited

Occidental Response to SEC Letter Page 5 of 5	May 3, 2007

to year-end proved reserves. Therefore, potential reductions of cost per BOE from additions to future production from upgrading probable and possible reserves are not included. Finally, the company’s SMOG disclosures, in accordance with the applicable disclosure requirements, are based on the year-end production and operating costs, while the costs in the Results per Unit of Production table are average costs for the year, which were lower than the year-end costs since the company’s operating costs increased throughout 2006.

_____________________________________

As you have seen from our responses to your comments, we believe that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.

_____________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and
•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
Senior Executive Vice President
and Chief Financial Officer